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Exhibit 99.3

news release

FALCONBRIDGE PROVIDES UPDATE AND PRELIMINARY RESOURCE
ESTIMATE FOR THE ARAGUAIA NICKEL PROJECT, PARA STATE, BRAZIL

Toronto, March 7, 2006 — Falconbridge Limited's (TSX:FAL.LV)(NYSE:FAL) wholly-owned Brazilian subsidiary, Falconbridge Brasil Ltda., today announced a preliminary inferred resource estimate for two new significant nickel deposits on its Araguaia Nickel Laterite properties in the Para State of northern Brazil. An extensive exploration program on these promising properties is being conducted by the Company.

        Background information with respect to the project can be obtained by referring to the previous release dated, September 6, 2005. A complete listing of the diamond drill information and location maps may be viewed on the company's web site at www.falconbridge.com. The company will be making a presentation on the project at the New Discoveries Session at the Prospectors and Developers Association convention in Toronto, Canada on March 8.

        These are completely new grassroots discoveries in an area where the first recorded drilling for base metals was completed by Falconbridge's exploration team in October of 2004.

        Diamond drilling on the Araguaia Nickel Project continues with three diamond drills. Two deposits are being delineated on the project, the largest at this point being the Serra do Tapa deposit. The second deposit, Vale dos Sonhos, is located 10 kilometres to the southeast. To date, inferred mineral resource estimate using a 1% nickel grade cut off is as follows:

Inferred Minteral Resources @ 1.0% Ni cut-off grade

Target	Resource Mt	Ni (%)	Co (%)	Fe (%)	MgO (%)	SiO2 (%)	Si/Mg Ratio
Serra Do Tapa	60.3	1.5	0.05	18.0	16.5	40.0	2.4
Vale Dos Sonhos	13.0	1.5	0.07	20.3	19.4	32.0	1.6

Global	73.3	1.5	0.06	18.4	17.0	38.6	2.3

        The resource is based on 551 diamond drill holes (23,565 metres) completed on a 160-metre by 80-metre grid. The resource was calculated using a Plan Polygonal method with a 90-metre radius from each drill hole and a 2-metre maximum waste gap. Of the holes drilled at the deposits to date, 350 contain mineralized intercepts with grades grater than 1% nickel and 186 were below cut-off. The Serra do Tapa deposit has been almost completely delineated but has potential for modest expansion along its eastern margin where it is not fully closed off. The Vales dos Sonhos deposit remains open to the north and south and current drilling indicates it has potential to expand to the southeast. Composites are calculated using 2-metre minimum intervals. Specific Gravity (SG) has been characterized for various facies of mineralization and average for the deposits is SG = 1.2.

        Overburden at the Serra do Tapa deposits ranges from 0 - 49 metres and averages 9 metres thick. At the Vale dos Sonhos deposit, overburden ranges from 0 - 19 metres and averages 5 metres thick. The mineralized intervals at Serra do Tapa range from 2 - 84 metres thick and average 18 metres thick, at Vale dos Sonhos the range is 2 - 21 metres with an average of 8 metres.

        The resource estimates was prepared by Falconbridge geologist Chris Wright, P. Geo., Senior Project Geologist under the supervision of Marc Antoine Audet, P.Geo., Director of International Nickel Laterite Exploration. Both of whom are Qualified Persons as defined under National Instrument 43-101.

        The mineralization is predominantly characterized as saprolite and transitional material and only a minor component of limonite (approximately 12%). In-fill drilling is continuing in select areas to reduce the drill spacing to 80 metres by 80 metres and work is in progress to establish a protocol for completing sampling for initial metallurgical test work that will be used to support an economic scoping study. In addition, drilling continues to delineate extensions of the known resources. This work will continue through 2006.

Quality Control

        Direct supervision of the project is by Helio Diniz, the Company's Exploration Manager in Brazil with oversight by David Gower (P.Geo). Mr. Gower is the General Manager of Nickel Exploration and a Qualified Person under National Instrument 43-101 guidelines. The company employs a QA/QC protocol on all aspects of the analytical procedures. Core samples are split on plastic sheets in order to preserve fines and one half of the core is restored to the core box for future reference. Samples are taken in one-metre intervals or less. Initially sample preparation was completed at the SGS- Lakefield preparation lab at Parauapebas and assayed at SGS Lakefield lab in Belo Horizonte using XRF. Since sample preparation is now completed on site in a sample preparation facility operated by SGS-Lakefield. A blank sample is inserted every forty samples and standard samples representing a range of grades are inserted at intervals of twenty samples. Five percent of pulps are re-analysed at ALS-Chemex, Vancouver.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information:

Ian Hamilton
Director, Communications & Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

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Exhibit 99.3
FALCONBRIDGE PROVIDES UPDATE AND PRELIMINARY RESOURCE ESTIMATE FOR THE ARAGUAIA NICKEL PROJECT, PARA STATE, BRAZIL